August 15, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:  Deborah O’Neal-Johnson, Division of Investment Management

Re:

Two Roads Shared Trust (the “Registrant”)

(File No. 333-182417; 811-22718)

Dear Ms. O’Neal-Johnson:

Thank you for your telephonic comments regarding the Registrant’s registration statement on Form N-1A relating to the addition of the new fund of the Registrant, the Redwood Managed Volatility Portfolio (the “Portfolio”), filed with the Commission on June 6, 2014 (PEA No. 30).  The Registrant has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Registrant’s registration statement on its behalf.

Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in PEA No. 37 to the Registrant’s registration statement on Form N-1A, which will be filed via EDGAR on or about August 20, 2014.

Comments to the Prospectus

Comment 1	Please revise the Portfolio’s investment objective to state that the Portfolio is attempting to manage portfolio downside volatility and downside loss.

Response 1.  Comment acknowledged. The Portfolio is a clone fund of the Redwood Managed Volatility Fund of the Registrant and will serve as a funding vehicle for insurance products. Accordingly, the Registrant prefers to leave the investment objective as written to conform to the investment objective of the Redwood Managed Volatility Fund.

Comment 2	Please confirm whether the Portfolio will incur any shareholder fees.
Response 2. The Portfolio will offer Class I and Class N shares. The Registrant confirms that neither share class will incur any shareholder fees.
Comment 3	Please confirm that the Expense Example assumes that the expense reimbursement will be in place for only one year.
Response 3. The Registrant confirms that the Expense Example assumes that the expense reimbursement will be in place for only one year.
Comment 4

In the Fees and Expenses of the Portfolio—Annual Fund Operating Expenses table, please confirm the expenses of investing in business development companies are included in the Acquired Fund Fees and Expenses line item.

Response 4.  The Registrant confirms that Acquired Fund Fees and Expenses line item reflected in the Fees and Expenses of the Portfolio—Annual Fund Operating Expenses table includes investments in business development companies.

Comment 5

The Principal Investment Strategies section notes that “the Portfolio has the ability under federal law to leverage its portfolio by borrowing money from a bank in an amount of up to one-third of its assets (which includes the borrowed amount).” If the Portfolio expects to borrow money in its first year of operation, please add the estimated costs of borrowing to the Fees and Expenses of the Portfolio—Annual Fund Operating Expenses table.

Response 5.  The Registrant expects that the Portfolio will borrow money in its first year of operation. Accordingly, the Registrant has added an estimate of the costs of borrowing to the Fees and Expenses of the Portfolio—Annual Fund Operating Expenses table.

Comment 6	In the Principal Investment Strategies section, please disclose the Portfolio’s target allocations among high yield bond funds, bank loan funds and short-term fixed income securities, if any.

Response 6.  The Registrant confirms that the Portfolio does not maintain target allocations with respect to investments in high yield bond funds, bank loan funds and short-term fixed income securities.

Comment 7

In the Principal Investment Strategies section, please include disclosure regarding the maturity and credit quality standards applicable to the Portfolio’s investment in short-term fixed income securities.

Response 7.  Comment accepted. The Registrant has added disclosure to the Principal Investment Strategies section stating that the Portfolio may invest in short-term fixed income securities of any credit quality or maturity.

Comment 8	Please confirm that the Principal Investment Strategies section and the Principal Investment Risks section include disclosure about the specific derivatives in which the Portfolio expects to invest.

Response 8.  The Registrant confirms that the Principal Investment Strategies section and the Principal Investment Risks section include disclosure about the specific derivatives in which the Portfolio expects to invest.

Comment 9	Please confirm that the Portfolio will apply the principles of SEC Release IC-10,666 to its investments in total return swaps.
Response 9. The Registrant confirms that the Portfolio will apply the principles of SEC Release IC-10,666 to its investments in total return swaps.
Comment 10	The Principal Investment Risks section includes a risk factor regarding “High-Yield Fixed Income Securities.” Please revise the caption of this risk factor to include “Junk Bonds.”
Response 10. Comment accepted. The disclosure has been revised as requested.
Comment 11

In the Purchase and Sale of Portfolio Shares section, please revise the disclosure to state that Portfolio shares are only available as underlying investment options for variable life insurance and variable annuity products issued by unaffiliated insurance companies.

Response 11. Comment accepted. The disclosure has been revised as requested.
Comment 12

In the Portfolio Holdings Disclosure section, please state that a description of the Portfolio’s policies and procedures with respect to the disclosure of portfolio securities is available on the Portfolio’s website, if applicable.

Response 12. The Registrant confirms that information regarding the Portfolio’s portfolio holdings will not be available on the Portfolio’s website.
Comment 13	With respect to the Performance of Comparable Accounts subsection:
a.

Please identify whether the comparable performance relates to an investment firm’s performance (e.g., Nicolas-Applegate Mutual Funds, SEC No-Action Letters Aug. 6, 1996 and Feb. 7, 1997) or an individual portfolio manager’s performance (e.g., Bramwell Growth Fund, SEC No-Action Letter Aug. 7, 1996).

Response 13a. The Registrant confirms that the comparable performance relates to firm accounts, and the disclosure has been conformed to the Nicholas-Applegate standards.
b.

If the comparable performance relates to an individual portfolio manager, please confirm whether the portfolio manager had the same degree of discretion over the accounts represented in the composite as he will have over the Portfolio.

Response 13b. The Registrant confirms that the comparable performance does not relate to an individual portfolio manager.
c.

The disclosure notes that “the Composite performance from January 1994 to December 2012 was examined by Rothstein, Kass & Company, P.C., a registered public accounting firm.” Please clarify whether the performance was audited and, if so, please file a copy of the auditor’s consent.

Response 13c. Comment accepted. The referenced disclosure has been deleted.
d.	Please revise the disclosure explaining how the annual returns were calculated in accordance with the plain English requirements of Form N-1A.
Response 13d. Comment accepted. The disclosure has been revised as requested.
e.	Please revise the disclosure to clarify that the Composite performance is net of all fees and expenses, including sales loads.
Response 13e. Comment accepted. The disclosure has been revised as requested.
f.

Please add disclosure to the effect that: To the extent that the operating expenses incurred by the accounts included in the Composite are lower than the expected operating expenses of the Portfolio, the performance results of the Composite would be greater than what Portfolio performance would have been.

Response 13f. Comment accepted. The requested disclosure has been added.

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

The Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•

The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (949) 442-6037.  Thank you.

Best regards,

/s/ Robert A. Robertson

Robert A. Robertson